Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Blackwater Midstream Corp. on Form S-8 (No. 333-152203), of our report dated June 28, 2010, relating to the consolidated balance sheet of Blackwater Midstream Corporation as of March 31, 2010 and March 31, 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended March 31, 2010, for the period December 23, 2008 through March 31, 2009 (Successor periods); as well as the statements of operations, net parent investment and cash flows of the Westwego, LA Terminal Business for the period January 1, 2008 through December 22, 2008 (Predecessor period) appearing in the Annual Report on Form 10-K for the year ended March 31, 2010.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ MALONEBAILEY, LLP
Houston, Texas
June 28, 2010